Exhibit 99.1

SIMPPLE Ltd. Expands Footprint into Thailand with $110,000 Contract and Signs Distribution Partnership with RAAS PAL

SINGAPORE – November 27, 2024 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the integrated facilities management sector, today announced that its Singapore subsidiary had signed a partnership agreement with Bangkok-based RAAS PAL Co., Ltd. to distribute Internet-of-Things (IoT) sensors, robotics and the flagship SIMPPLE Software platform across Thailand.

Through this partnership, SIMPPLE secured and deployed its first commercial contract in Thailand, providing IoT sensors, Gemini robot security head, and SIMPPLE Software to three commercial retail buildings located in the heart of Bangkok that blends luxury, fashion, culture, and entertainment. The contract win is valued at $110,000.

RAAS PAL, a leading provider of service robotics automation, supplies multiple industry sectors including education, commercial retail and offices, hospitality, healthcare, industrial and residential in Thailand.

“We are proud to share this major milestone win with SIMPPLE. We are confident the SIMPPLE Ecosystem solution will complement RAAS PAL offerings to better meet our customers’ needs.” RAAS PAL chief executive Sukanya Vanichjakvong highlighted that “this partnership with SIMPPLE brings together best-in-class facility solutions delivering greater value as a holistic technology solution provider to the Thai market.”

“We are glad to have found a partner like RAAS PAL and sign this agreement,” said SIMPPLE chief executive Norman Schroeder. “RAAS PAL brings together their collective experience in service robotics and end-user requirements, enabling us to make deep inroads in Thailand. This contract win is the first of many. We remain committed to provide RAAS PAL with dedicated resources and believe this momentum will continue and accelerate going forward.”

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai

About RAAS PAL Co., Ltd.

RAAS PAL is Thailand’s leading provider of service robotics and facility management solutions, delivering cutting-edge automation technologies to industries such as healthcare, retail, education, and industrial facilities. With more than 1,600 service robots deployed across the country, RAAS PAL focuses on enhancing operational efficiency and customer satisfaction through innovative and customized solutions.

For more information on RAAS PAL, please visit: https://www.raaspal.com

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com